UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KENON HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

Y46717 107

(CUSIP Number)

Eyal Wolfsthal

9 Andre Saharov Street

P.O.B. 15090

Haifa 31905, Israel

+972-4-861-0610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: Y46717 107

1.	Names of Reporting Persons XT Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 1,248,128
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,248,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 53,826,749 outstanding Ordinary Shares (as defined below) of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2018 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

CUSIP Number: Y46717 107

1.	Names of Reporting Persons XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power None
	8.	Shared Voting Power 1,248,128 (1)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 1,248,128 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,248,128 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists entirely of the Ordinary Shares of the Issuer that are beneficially owned by XT Investments Ltd. XT Investments Ltd. is a direct wholly-owned subsidiary of XT Holdings Ltd. See Item 5.
(2)	Based on 53,826,749 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 9, 2018 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

XT INVESTMENTS LTD.

XT HOLDINGS LTD.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

KENON HOLDINGS LTD.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed by each of XT Investments Ltd. and XT Holdings Ltd. (collectively, the “Reporting Persons”) to reflect changes in the percentage of ordinary shares, no par value (the “Ordinary Shares”), of Kenon Holdings Ltd. (the “Issuer” or “Kenon”), beneficially held by the Reporting Persons, and amends and supplements the statement on Schedule 13D filed on January 21, 2015 (the “Original Schedule 13D”), as amended on January 10, 2016 (“Amendment No. 1”) and August 21, 2017 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D” or the “Statement”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D, Amendment No. 1, or Amendment No. 2, as applicable.

This Amendment No. 3 is being filed to amend Items 2, 4 and 5 of the Schedule 13D as follows:

Item 2.	Identity and Background

Schedule 1 of the Schedule 13D is hereby amended and restated in its entirety with Schedule 1 attached hereto, which is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item (a) in the second paragraph in Item 4 is amended and restated as follows:

“(a) The acquisition by any person of additional securities of the Issuer;”

The final paragraph in Item 4 is amended and restated as follows:

“Each of the Reporting Persons intends to dispose of all or a portion of the securities of the Issuer owned by it, through the open market, private agreements or otherwise, over time, and subject to market conditions and opportunities. Until the Reporting Persons dispose of all of the securities of the Issuer held by them, if at all, the Reporting Persons intend to continuously review their investment in the Issuer and each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.”

Item 5.	Interest in Securities of the Issuer

The first paragraph in Item 5 and all paragraphs under Items 5(a), (b), (c) and (e) of the Schedule 13D are amended and restated as follows:

“All calculations of beneficial ownership percentage in this Schedule 13D are made on the basis of 53,826,749 outstanding Ordinary Shares of the Issuer, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on April 9, 2018, and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.”

(a)-(b)

“(i) After giving effect to the sale on April 11, 2018, XT Investments is the beneficial owner of an aggregate of 1,248,128 Ordinary Shares, representing 2.3% of the issued and outstanding Ordinary Shares. All of the Ordinary Shares that XT Investments beneficially owns are held directly by XT Investments. XT Investments possesses voting power and dispositive power with respect to the Ordinary Shares that it beneficially owns and, as set forth below, may be deemed to share such voting power and dispositive power with XT Holdings.

(ii) After giving effect to the sale on April 11, 2018, XT Holdings may be deemed to be the beneficial owner of an aggregate of 1,248,128 Ordinary Shares , representing 2.3% of the issued and outstanding Ordinary Shares. Such amount consists entirely of the 1,248,128 Ordinary Shares beneficially owned by XT Investments. XT Holdings does not hold any Ordinary Shares itself. XT Holdings may be deemed to share voting power and dispositive power with respect to the Ordinary Shares beneficially owned by XT Investments with XT Investments, in each case by virtue of XT Holdings being the parent company of XT Investments.

(iii) To the knowledge of the Reporting Persons, the following Schedule 1 Persons own Ordinary Shares as follows: (1) Mr. Ehud Angel - 21 Ordinary Shares; (2) Mr. Ori Angel - 712 Ordinary Shares; and (3) Mr. Amnon Lion - 14,098 Ordinary Shares.”

“(c) On a trade date of April 11, 2018, XT Investments sold 5,025,000 Ordinary Shares at NIS56 per Ordinary Share in privately negotiated transactions on the Tel Aviv Stock Exchange. The trade is expected to settle on April 12, 2018. Except as set forth above, no transactions were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the Schedule 1 Persons, with respect to the Ordinary Shares during the sixty (60) days preceding the date hereof.”

“(e) After giving effect to the sale on April 11, 2018, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Ordinary Shares.”

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this Statement is true, complete and correct.

XT INVESTMENTS LTD.

By:	/s/ Ori Angel
Name:	Ori Angel
Title:	Director

XT HOLDINGS LTD.

By:	/s/ Ori Angel
Name:	Ori Angel
Title:	Director

Dated: April 11, 2018

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

THE REPORTING PERSONS

(a)-(c); (f);

The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons is set forth below. Unless otherwise noted, the business address for each person listed below is c/o XT Holdings Ltd., 9 Andre Saharov Street, P.O.B. 15090, Haifa 31905, Israel.

XT Investments Ltd.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Mr. Ehud Angel	Business Person, Director	Israel
Mr. Amnon Lion	Director	Israel
Mr. Ori Angel	Director	Israel
Mr. Yossi Rosen	Director	Israel

XT Holdings Ltd.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)	Country of Citizenship
Mr. Ehud Angel	Business Person, Director	Israel
Mr. Amnon Lion	Director	Israel
Mr. Ori Angel	Director	Israel
Mr. Yossi Rosen	Director	Israel
Mr. Guy Eldar	Chief Financial Officer	Israel